[SHEARMAN & STERLING LLP LETTERHEAD]

WRITER’S DIRECT NUMBER:
(33) 01 53 89 70 60

WRITER’S EMAIL ADDRESS:
rtreuhold@shearman.com

January 11, 2007

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Hiller:

                        We have received your letter dated December 28, 2006 with comments on Groupe Danone’s annual report on Form 20-F for the year ended December 31, 2005. On behalf of Groupe Danone, we are transmitting the following responses to your comments. The terms “we,” “us”, “our” and “the Group” in the responses in the numbered paragraphs below refer to Groupe Danone.

                        For convenience, we have followed the numbering in your letter and have included the text of your questions immediately preceding our responses.

      Operating and Financial Review and Prospects

      Liquidity and Capital Resources, page 45

1.	We note you disclose on page 47 a measure labeled “Net financing surplus (requirements)”. Since this appears to be a non-GAAP measure, please expand your disclosure to address all the items required by Item 10(e) of Regulation S-K, including a discussion of what the measure represents and why you believe it provides useful information to investors, and a reconciliation of your non-GAAP measure to the most directly comparable GAAP measure, if not operating cash flows. Expand your disclosure to explain more thoroughly each adjustment, and how it relates to activity reported in your financial statements; quantify the three disposal amounts.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

                     Response:

The measure “Net financing surplus (requirements)” is an internal indicator that reflects changes in cash and cash equivalents, net of changes in current and non-current financial liabilities. The Group believes this information is useful to investors as it reflects changes in the Group’s financial structure, including its liquidity and solvency. It is also used as a performance measure by credit rating agencies.

The table on page 47 presents a reconciliation between the GAAP measure “Cash flows provided by operating activities,” as disclosed in the consolidated statements of cash flows presented on page F-5, and the measure “Net financing surplus (requirements).” The different adjustments correspond to the line items that are presented in the statements of cash flows, under investing activities or financing activities. Some of these line items, which are presented net of disposals, can be detailed as follows:

	2004	2005

Capital expenditures (net of disposals)	(490)	(544)
Capital expenditures	(520)	(607)	(a)
Proceeds from the sale of fixed assets	30	63	(b)

Financial investments (net of disposals)	522	955
Purchase of businesses and other investments	(98)	(641)	(c)
Proceeds from the sale of financial investments	620	1,596	(b)

Share repurchases (net of disposals)	(213)	(558)	(a)
Share repurchases	(226)	(685)
Disposal of shares (through exercise of stock options)	13	127

(a) (b) (c)	These line items are directly derived from the statements of cash flows presented in page F-5.
The sum of these two line items corresponds to the line item “Proceeds from the sale of businesses and other investments net of cash and cash equivalents disposed of” in the statements of cash flows presented on page F-5.
This line corresponds to the line item “Purchase of businesses and other investments net of cash and cash equivalents acquired” in the statements of cash flows presented on page F-5, excluding cash and cash equivalents acquired through purchases of businesses, which amounted to €5 million in 2005.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

The item “Net financing surplus (requirements)” can also be derived from the statements of cash flows as follows:

	2004	2005

Cash flows provided by operating activities	1,694	1,847
Cash flows provided by investing activities	214	312
Excluding cash and cash equivalents acquired through purchase of businesses	-	(5)
Increase in capital and additional paid-in capital	38	61
Purchases of treasury stock (net of disposals)	(213)	(558)
Dividends	(456)	(489)

Net financing surplus (requirements)	1,277	1,168

We propose to prospectively expand the disclosure in order to include all the information required by Item 10(e) of Regulation S-K. We respectfully request that the Staff allow that these additional disclosures be provided in our 2006 annual report on Form 20-F, rather than amending the 2005 annual report on Form 20-F.

Such revised disclosures for 2004 and 2005 to be included in our 2006 Form 20-F will be as follows:

                     Consolidated Cash Flows

The Group believes that the liquidity from its operations, cash, cash equivalents and marketable securities and the amounts available through its credit lines will be sufficient to finance its operating expenses, capital investment needs, debt service and dividend payments.

The table below presents information related to the consolidated cash flows for the years ended December 31, 2004 and 2005.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

	Year ended December 31,
	2004	2005
	(€ in millions)
Cash flows provided by operating activities	1,694	1,847
Capital expenditures	(520)	(607)
Proceeds from the sale of fixed assets(1)	30	63
Free cash flow(2)	1,204	1,303
Purchase of businesses and other investments, net of cash and cash equivalents acquired	(98)	(636)
Proceeds from the sale of businesses and other financial investments, net of cash and cash equivalents disposed of(1)	620	1,596
(Increase) decrease in long-term loans and other long-term assets	130	(134)
Changes in cash and cash equivalents of discontinued operations	52	30
Dividends	(456)	(489)
Purchases of treasury stock (net of disposals)	(213)	(558)
Increase in capital and additional paid-in capital	38	61
Net financing surplus (requirements)(3)	1,277	1,173
_______________________

(1) (2) (3)	The sum of these two line items corresponds to the line item “Proceeds from the sale of businesses and other investments net of cash and cash equivalents disposed of” in the statements of cash flows presented on page F-5.
Free cash flow equals cash flows from operating activities minus capital expenditures net of disposals. Groupe Danone management uses free cash flow as an internal liquidity indicator. Groupe Danone believes this information will be useful to investors since it is used as a performance measure by credit rating agencies. Free cash flow does not represent the residual cash flow available for discretionary expenditures, as other commitments have not been deducted. Free cash flow is a non-IFRS measure and should not be considered a substitute for IFRS measures of cash flow from operating, investing, and financing activities.
Net financing surplus (requirements) is an internal indicator that reflects changes in cash and cash equivalents, net of changes in current and non-current financial liabilities. The Group believes this measure to be useful to investors as it reflects changes in the Group’s financial structure, including its liquidity and solvency. Net financing surplus (requirements) is a non-IFRS measure and should not be considered a substitute for IFRS measures of cash flow from operating, investing, and financing activities. Net financing surplus (requirements) can also be derived from the statements of cash flows as follows:

	2004	2005

Cash flows provided by operating activities	1,694	1,847
Cash flows provided by investing activities	214	312
Increase in capital and additional paid-in capital	38	61
Purchases of treasury stock (net of disposals)	(213)	(558)
Dividends	(456)	(489)

Net financing surplus (requirements)	1,277	1,168

      Financial Statements – Groupe Danone

      Consolidated Statements of Cash Flows, page F-5

2.	We note you present a subtotal labeled “Cash flows provided by operations” within your reconciliation of net income to “Cash flows provided by operating activities.” Since these two labels are generally regarded as synonymous, and because net income adjusted for the various items depicted does not represent a true measure of cash flows, please relabel your subtotal to utilize a term that is representationally faithful.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

                     Response:

We note the Staff’s comment and propose to relabel this subtotal “Cash flows provided by operating activities excluding changes in net working capital” in our 2006 annual report on Form 20-F to provide more clarity with regard to this subtotal.

Please note that IAS 7 – Cash Flow Statements does not prohibit the presentation of sub-totals within each of the operating, investing and financing activities categories. “Cash flows provided by operations” is the English translation of “Marge Brute d’Autofinancement,” a liquidity measure that is commonly used by French corporations. This measure represents cash flows provided by operating activities excluding changes in working capital items.

      Note 2 – Summary of differences between accounting principles followed by the Group and United States generally accepted accounting principles, page F-14

3.	We note you disclose on page F-18 that under U.S. GAAP, “the exercise price of put options granted to minority shareholders” is not reflected as a financial liability, as the options are treated as derivative instruments and measured at fair value. You further disclose the extent by which your financial liabilities, minority interests, goodwill and stockholders’ equity would have changed had U.S. GAAP been applied.

Please expand your disclosure to explain what you mean by the “exercise price of your put options,” as the element to which you give accounting recognition, and indicate how you record your options which are treated as derivative instruments under U.S. GAAP if they are not recorded as financial liabilities. Additionally, list the values of all your put options granted to minority shareholders, and explain how they correlate to changes in the various financial statement line items that you disclose.

                     Response:

We note the Staff’s comment with regards to expanding the disclosure on put options granted to minority stockholders in consolidated subsidiaries. We propose to expand Note 2, which would read as follows:

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

“As indicated in Notes 5 and 16 to the consolidated financial statements, the Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. IAS 32 – Financial instruments: Disclosures and Presentation requires that, when minority stockholders hold a put option, a financial liability be recognized for the present value of the consideration that the Group would have to pay if this option were exercised. Consequently, the share of these minority shareholders in the net assets of the subsidiary is eliminated from “Minority interests” in the consolidated balance sheet, and the difference between the amount of the eliminated minority interests and the amount of the financial liability recognized is recorded as goodwill.

Under U.S. GAAP, written puts on minority interests are treated as derivative instruments and measured at fair value. Accordingly, only the fair value of the put option granted to minority shareholders is recognized as a financial liability under U.S. GAAP as opposed to the present value of the full redemption price under IFRS. For put options having an exercise price that is equal to the fair value of the related minority interests at the closing date, the fair value of the derivative instruments is deemed to be equal to zero. As of December 31, 2006 and 2005, all put options granted to minority shareholders in consolidated subsidiaries had a redemption amount equal to the fair value of the related minority interests. Therefore, the fair value of the underlying put options was nil and consequently no liability was recorded under U.S. GAAP.

Accordingly, as of December 31, 2005, had U.S. GAAP been applied, financial liabilities would have been reduced by €2,626 million, minority interests would have been increased by €431 million, goodwill would have been decreased by €2,179 million and stockholders’ equity attributable to the Group would have been increased by €16 million. This adjustment has no impact on net income.”

Similar disclosure to that in the preceding paragraph will also be provided in the notes to the Group’s consolidated financial statements as of and for the year ended December 31, 2006.

With regards to the Staff’s comment to list the values of all put options granted to minority shareholders and explain how they correlate to changes in the various financial statement line items, we propose expanding the existing disclosure in Note 16 (page F-38) and to disclose for the main commitments linked to these put options not only the corresponding financial liability but also the related minority interests eliminated and the goodwill recognized.

We respectfully request that the Staff allow that such revised disclosure be included in our 2006 annual report on Form 20-F, rather than amending the 2005 annual report on Form 20-F.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

      Reports of Independent Auditors, pages F-73 and F-98

4.	Please ask DS Waters, LP’s independent accountants PriceWaterhouseCoopers LLP to revise their audit reports to include the city and state or country in which their reports were issued, to comply with Rule 2-02(a) of Regulation S-X, applicable by way of Instruction 2 to Item 8.A.2 of Form 20-F. You may also refer to Section V.A. of the International Reporting and Disclosure Issues in the Division of Corporation Finance, which resides on our website at www.sec.gov.

                     Response:

We agree that the audit reports issued by the Atlanta, Georgia office of PricewaterhouseCoopers LLP should have included the city and state on the report. This was an oversight. We note that their related consent provided does include the city and state.

We respectfully request that the Staff allow that the audit reports on the Regulation S-X Rule 3-09 financial statements be revised to include the city and state when they are included in our 2006 annual report on Form 20-F, rather than amending the 2005 annual report on Form 20-F.

      Statements of Operations, page F-75

5.	We note that certain amounts depicted in the columns showing activity for the year ended December 31, 2004 in the DS Waters, LP’s statements of operations on pages F-75 and F-100 do not agree. Please revise accordingly.

                     Response:

We agree that certain amounts depicted in the columns showing activity for the year ended December 31, 2004 in the DS Waters, LP’s statements of operations are inconsistent between pages F-75 and F-100. There were three typographical errors in the December 31, 2004 column on page F-100 (amounts shown on page F-75 are correct).

We respectfully request that the Staff allow that the Regulation S-X Rule 3-09 financial statements be revised to correct the three typographical errors when they are included in our 2006 annual report on Form 20-F, rather than amending the 2005 annual report on Form 20-F.

*   *   *   *   *

                 Groupe Danone acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Groupe Danone further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, Groupe Danone acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
January 11, 2007

                 If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +33-1-5389-7060.

Very truly yours,

/s/ Robert C. Treuhold

Robert C. Treuhold

Enclosures

cc: Lily Dang
      Securities and Exchange Commission

      Antoine Giscard d’Estaing
      Camille Courtois
          Groupe Danone

      Olivier Lotz
          PricewaterhouseCoopers Audit